                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                             Great Financial Corp.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   390516-102
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   ----------

CUSIP No.  390516-102                                       Page 1 of 6 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank Corp.  25-1435979


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization  Pennsylvania


    Number of Shares             5) Sole Voting Power                 1,283,487
    Beneficially Owned
    By Each Reporting
    Person With                  6) Shared Voting Power                 809,580


                                 7) Sole Dispositive Power              130,625


                                 8) Shared Dispositive Power          1,129,637


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person  2,093,067



   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                [   ]


   11)  Percent of Class Represented by Amount in Row (9)                  14.0


   12)  Type of Reporting Person (See Instructions)                          HC

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                             Great Financial Corp.
------------------------------------------------------------------------------
                                (Name of Issuer)

                               Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  390516-102
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   ----------

CUSIP No.  390516-102                                       Page 2 of 6 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bancorp, Inc.      51-0326854


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization Delaware


   Number of Shares         5) Sole Voting Power                      1,283,487
   Beneficially Owned
   By Each Reporting
   Person With              6) Shared Voting Power                      809,580


                            7) Sole Dispositive Power                   130,625


                            8) Shared Dispositive Power               1,129,637


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person  2,093,067



   10)  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                         [   ]


   11)  Percent of Class Represented by Amount in Row (9)                  14.0

   12)  Type of Reporting Person (See Instructions)                          HC

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                               Great Financial Corp.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   390516-102
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   ----------

CUSIP No.  390516-102                                       Page 3 of 6 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank, Kentucky, Inc.  61-0191580

    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization                Kentucky


  Number of Shares             5) Sole Voting Power                   1,282,487
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                   809,580


                               7) Sole Dispositive Power                130,625


                               8) Shared Dispositive Power            1,129,637


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person  2,092,067



   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                [   ]


   11)  Percent of Class Represented by Amount in Row (9)                  14.0


   12) Type of Reporting Person (See Instructions)                           BK

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 1996:

(a) Amount Beneficially Owned:                                2,093,067 shares*

(b) Percent of Class:                                                     14.0

(c) Number of shares to which such person has:
       (i) sole power to vote or to direct the vote                  1,283,487
      (ii) shared power to vote or to direct the vote                  809,580
     (iii) sole power to dispose or to direct the disposition of       130,625
      (iv) shared power to dispose or to direct the disposition of   1,129,637

* See the response to Item 6.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Substantially all of the shares held by PNC Bank, Kentucky, Inc. ("PNC-KY") are held by PNC-KY in a trustee capacity relating to various employee benefit plans. Of the shares held in trusts, certain other persons as provided in trust documents may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. At December 31, 1996, 1,313,639 shares were subject to the Great Financial Bank, FSB Employee Stock Ownership Plan, for which PNC-KY serves as trustee. At such date, PNC-KY had sole voting power with respect to 1,129,637 shares, and with respect to the remaining 184,002 shares had the power to vote such shares to the extent it did not receive direction from participants.


ITEM 10 - CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 14, 1997
         --------------------------------------------
         Date

         /s/ ROBERT L. HAUNSCHILD
         --------------------------------------------
         Signature - PNC Bank Corp.


         Robert L. Haunschild, Senior Vice President
                               and Chief Financial
                               Officer
         --------------------------------------------
         Name/Title


         February 14, 1997
         --------------------------------------------
         Date


         /s/ PAUL L. AUDET
         --------------------------------------------
         Signature - PNC Bancorp, Inc.

         Paul L. Audet, Vice President
         --------------------------------------------
         Name/Title


         February 14, 1997
         --------------------------------------------
         Date


         /s/ JAMES M. KINSMAN, JR.
         --------------------------------------------
         Signature - PNC Bank, Kentucky, Inc.


         James M. Kinsman, Jr., Senior Vice President
         --------------------------------------------------------------------
         Name/Title


                     AN AGREEMENT TO FILE A JOINT
                     STATEMENT WAS PREVIOUSLY FILED
                     AS EXHIBIT A TO THE SCHEDULE 13G
                     FILED ON FEBRUARY 14, 1995.